SUB-ITEM 77(H)
CHANGES IN CONTROL OF REGISTRANT

In the month of August 2013, the account registered to DEA Annuity Fund acquired control due to ownership of greater than 25% of the Wright International Blue Chip Equities Fund’s (the "Fund") outstanding shares.  DEA Annuity Fund owned 25.1 % of the Fund and thus controlled the Fund as of that date.